Exhibit 99.1

COLLABRIUM JAPAN ACQUISITION CORPORATION

Announces Notice of Delisting Determination by Nasdaq and Request for Hearing

London, England, September 3, 2014 – Collabrium Japan Acquisition Corporation (NASDAQ: JACQ; JACQW; JACQU) (“Collabrium” or the “Company”) today announced that it had received a letter from The NASDAQ Stock Market LLC (“Nasdaq”) stating that the Company had failed to regain compliance with Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”) within the extension period granted by Nasdaq and, accordingly, the Nasdaq staff had initiated procedures to delist the Company’s ordinary shares, units and warrants from Nasdaq. The Company also announced that it had requested a hearing to appeal the Nasdaq staff’s delisting determination.

As previously disclosed, the Company received a written notice from Nasdaq on February 20, 2014 indicating that the Company was not in compliance with the Minimum Public Holders Rule, which requires the Company to have at least of 300 public holders for continued listing on the NASDAQ Capital Market. Subsequently, the Nasdaq staff had accepted the Company’s plan to regain compliance with the rule and provided the Company until August 19, 2014 to demonstrate that it would be able to regain compliance in connection with an initial business combination by August 24, 2014. On August 28, 2014, the Company received a letter from Nasdaq stating that the Company had failed to complete an initial business combination or demonstrate compliance with the rule within the required time period and that, accordingly, the Nasdaq staff had initiated procedures to delist the Company’s ordinary shares, units and warrants from Nasdaq.

The request for a hearing to appeal the Nasdaq staff’s delisting determination has stayed the suspension of the Company’s securities and the delisting procedures. The Company’s securities will continue to trade on the Nasdaq Capital Market while the appeal is pending. There can be no assurance that the Company will be successful in its appeal of the delisting determination.

About Collabrium

Collabrium Japan Acquisition Corporation is a blank check company organized for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or any other similar business combination with, one or more businesses or entities. The Company’s efforts to identify a prospective target business are not limited to any particular industry or geographic region.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. When used in this release, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to the Company are intended to identify these forward-looking statements. All statements by the Company regarding the possible or assumed future results of its business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to Collabrium as of the date hereof and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing Collabrium’s views as of any subsequent date. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: Collabrium’s ability to consummate an initial business combination; the ability to meet the Nasdaq listing standards, including having the requisite number of shareholders; potential changes in the legislative and regulatory environments; and potential volatility in the market price of the ordinary shares. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Except as may be required pursuant to applicable securities laws, Collabrium undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Company Contact:

Koji Fusa

Collabrium Japan Acquisition Corporation

44-20-7408-4710